Filed Pursuant to Rule 253(g)(2)
File No. 024-10843

FUNDRISE GROWTH EREIT II, LLC

SUPPLEMENT NO. 13 DATED JUNE 12, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

RSE W39 Controlled Subsidiary – Los Angeles, CA

On June 5, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, W39 (the “RSE W39 Controlled Subsidiary”), for an initial purchase price of approximately $3,120,000, which is the initial stated value of our equity interest in the RSE W39 Controlled Subsidiary (the “RSE W39 Investment”). The RSE W39 Controlled Subsidiary used the proceeds to close on the acquisition of three buildings comprised of one residential unit, and four commercial units totaling approximately 8,900 square feet of gross rentable area on an approximately 13,300 square foot lot (the “W39 Property”). The property has the potential to be redeveloped to a mix of creative office, retail, and residential uses. The closing of both the initial RSE W39 Investment and the W39 Property occurred concurrently.

The RSE W39 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE W39 Investment (the “RSE W39 Operative Agreements”), we have full authority for the management of the RSE W39 Controlled Subsidiary, including the W39 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the RSE W39 Investment, paid directly by the RSE W39 Controlled Subsidiary.

The W39 Property was acquired for a purchase price of approximately $3,120,000, which includes the acquisition fee of approximately $31,000. We anticipate incurring development costs of approximately $1,800,000 in order to reposition the asset, bringing the total projected costs for the W39 Property to approximately $4,920,000. The development work is anticipated to occur within three years; however, there can be no guarantee that such results will be achieved. No financing was used for the acquisition of the W39 Property.

The W39 Property made up of three buildings and is located in the 90016 zip code of Los Angeles, CA. As of June 5, 2019, all units were occupied at the Property. The buildings were constructed in various years: 1927, 1937, and 1951 and the build is of wood framing, stucco, and concrete masonry.

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles with most of its buildings constructed around the turn of the 20th century. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles, west-side affluent neighborhoods, and the University of Southern California. With high demand from creative office and retail user/operators, we feel this well-located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Development Cost	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
W39	7.7% - 10.7%	$1,800,000	3.0%	3.0%	5.00% - 5.25%	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.